FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                August 12, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F   X              Form 40-F
                         -----                      ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                        No    X
                    -----                     -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                        No    X
                    -----                     -----


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                        No    X
                    -----                     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                            Total Pages: 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Smith & Nephew plc
                                                  (Registrant)


Date: August 12, 2003                          By:   /s/ Paul Chambers
                                                     -----------------
                                                  Paul Chambers
                                                  Company Secretary

8 August 2003

The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs,

The Company has been informed that Peter Hooley, a director of Smith & Nephew plc, acquired 60,000 ordinary shares of 12 2/9p each through the exercise of share options at an exercise price of 143p per share on 7 August 2003.

On 8 August 2003 he sold 42,000 ordinary shares at 417p per share.

Peter Hooley now has an interest in 129,585 ordinary shares representing 0.014% of the issued ordinary share capital of the Company.

Yours faithfully,




P R Chambers
Company Secretary